June 7, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards

Re:	Sangamo Therapeutics, Inc.

Registration Statement on Form S-3

Initially Filed May 26, 2017

File No. 333-218294

Dear Mr. Edwards:

On behalf of Sangamo Therapeutics, Inc. (the “Company”), we submit this letter in response to an oral comment from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement. Concurrently with the filing of this response letter, the Company is filing Amendment No. 1 to the Registration Statement to address the Staff’s oral comment.

On June 6, 2017, the Staff issued the oral comment via telephone requesting us to clarify whether, in light of the reference to the word “units” in the second sentence of footnote 1 to the registration fee table in the Registration Statement, that the Company intends to register “units” as one of the securities under the Registration Statement.

In response to the Staff’s comment, we note that the Company does not intend to register “units” as one of the securities under the Registration Statement. Accordingly, the Company is filing Amendment No. 1 to the Registration Statement to revise footnote 1 to the registration fee table. The revision removes the reference to “units” and replaces the second sentence in footnote 1 with the following sentence: “Any securities registered hereunder may be sold separately with other securities registered hereunder.”

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission

June 7, 2017

•	and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that our responses have adequately addressed the concern you raised in the Comment Letter and subsequent verbal comment. If you should require any additional information in connection with our responses, please feel free to contact the undersigned at 415.442.1091.

Sincerely,

/s/ Scott Karchmer

Scott Karchmer

Enclosure